DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016107

NO ACT
P.E 12-23-02
1-442

February 18, 2003

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public
Availability 2-18-2003

Re: The Boeing Company
Incoming letter dated December 23, 2002

Dear Ms. Sroufe:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Boeing by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

CRGH

RECEIVED

2002 DEC 26 PM 3:44

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 23, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Independent Board Chairman Submitted by John Chevedden for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 21, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from John Chevedden (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together ~~with its~~ supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to an independent board chairman and states, in relevant part:

> *Shareholders recommend that our Board of Directors amend the bylaws to require a strictly independent director, who is not the current or earlier CEO, to serve as Chairman of our Board of Directors.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company in order to advance his own personal agenda and thereby thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules. Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the SEC during the 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing*

Co. (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb.7, 2001).

Explanation of Bases for Exclusion

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). The Proponent is well aware of the requirements of Rule 14a-8(i)(3) as each year the Staff has repeatedly found it proper to omit a number of the Proponent's previous proposals and statements under this rule, *See, for example, Honeywell International Inc.* (Oct. 26, 2001); *APW Ltd* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 10, 2000); *The Home Depot, Inc.* (Apr. 4, 2000); *Electronic Data Systems Corp.* (Mar. 24, 2000); *The Boeing Co.* (Mar. 6, 2000); *Honeywell International Inc.* (Mar. 2, 2000); *Sempra Energy* (Feb. 29, 2000); *Caterpillar Inc.* (Jan. 13, 2000); *Raytheon Co.* (Mar. 9, 1999); and *The Boeing Co.* (Feb. 23, 1999).

First, several statements are properly excludable unless modified because they inappropriately and misleadingly cast the Proponent's own opinions as the opinion of shareholders in general, as follows:

[paragraph 3] *"Shareholders believe. . ."*

[paragraph 4] *"Shareholders believe. . ."*

[paragraph 7] *"Shareholders believe. . ."*

The Proponent should revise the foregoing statements to indicate that they are his opinions rather than the opinions of shareholders in general. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Colgate-Palmolive Co.* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002). To our knowledge, there are no co-sponsors of the Proposal. And, without such qualification, the statements misleadingly suggest a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

Second, **the first sentence of paragraph 1**, which refers to ". . .*a strictly independent director. . .*" should be deleted because it is misleading and potentially confusing. It is misleading to suggest to shareholders that there are degrees of director independence. Under current and proposed standards of independence, a director is either independent or not independent.

Third, **the first sentence of paragraph 3**—*"The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO."*—is properly excludable unless modified because it is Proponent's own opinion cast as a statement of fact. The Proponent should qualify the foregoing statement by including "[T]he Proponent believes. . .," or "[I]n the opinion of the Proponent. . .," or some other acceptable variation. *See Sabre Holdings Corp. (Mar. 18, 2002); Colgate-Palmolive Co. (Mar. 8, 2002); The Boeing Co. (Mar. 2, 2002).* Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

Fourth, **the first sentence of paragraph 4** refers to *"Corporate governance experts. . ..."* The Proponent should specifically identify these "experts" or provide factual support in the form of a citation to a specific source appearing in the Proposal text for this statement. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See Southwest Airlines Co.* (Mar. 25, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002); *Occidental Petroleum Corp.* (Mar. 8, 2002).

Fifth, **paragraph 5** contains an extensive "quote" attributed to Peter Crist, "vice-chairman of Korn/Fery International" but does not include any citation to a source for the quote. Without more, neither shareholders nor the Company can verify the accuracy of the quote. Time and again the Staff has admonished the Proponent to include accurate citations to the source of quotes referenced in his proposals. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Maytag Corp.* (Mar. 14, 2002); *Raytheon Co.* (Mar. 13, 2002); *The Boeing Co.* (Mar. 2, 2002). Proponent should revise his Proposal to provide an accurate citation to a specific source for the quote.

Sixth, **paragraph 6** contains a summary of a "*McKinsey & Co. corporate governance survey*" but includes no specifics as to the date of publication of the study or those portions of the study that support Proponent's statements. Here again, the Staff has consistently admonished the Proponent to include within his proposals accurate citations to specific sources, quotes, page references, and publication dates for studies or other publications referenced in his proposals. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Minnesota Mining and Manufacturing Co.* (Mar. 18, 2002); *Occidental Petroleum Corp.* (Mar. 18, 2002). Proponent continues to ignore these directives. Proponent should revise his Proposal to provide an accurate citation to a specific source for the study.

Seventh, and finally, **the last sentence of the Proposal** states, "*To ensure a check and balance oversight of our long-term investment vote for an independent board chairman.*" This sentence is misleading in that it posits the existence of a cause-and-effect relationship between a vote "for" the Proposal and the security of the Proponent's "long-term investment." The security or value of a shareholder's investment, short-term or long-term, is undoubtedly affected by a host of factors, but the Proponent cites no basis or support, factual or otherwise, for his belief that there is a cause-and-effect relationship between a vote "for" a precatory proposal, such as the Proposal, and the security or value of a shareholders investment.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/ materially false and misleading statements—because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 2 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Co.* (Jul. 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: John Chevedden
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

EXHIBIT A

11 – Independent Board Chairman

Shareholders recommend that our Board of Directors amend the bylaws to require a strictly independent director, who is not the current or earlier CEO, to serve as Chairman of our Board of Directors.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submits this propsal.

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Shareholders believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Corporate governance experts have questioned how one person, serving as both Chairman and CEO, can effectively monitor and evaluate his or her own performance. Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO.

Peter Crist, vice chairman of Korn/Ferry International said separating the role of CEO and Chairman is healthy and a growing trend. Consolidating the two roles under one person sometimes leads to the "imperial CEO," Crist said. "When you aggregate all the power in one person, that's very difficult to check," he said.

Two-thirds of directors favor splitting the roles of chairman and CEO. This is a way to reform the way corporations operate and prevent business collapses like Enron. Source: McKinsey & Co. corporate governance survey.

Shareholders believe that an independent Chairman will strengthen the Board's integrity and improve its oversight of management

To ensure a check and balance oversight of our long-term investment vote for an:

Independent Board Chairman
Yes on 11

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2002

The proposal requests that the board of directors amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to concur with your view that Boeing can exclude the entire proposal and supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- in each sentence that begins "Shareholders believe . . .," delete the reference to "Shareholders" and recast the sentence as the proponent's belief;

- recast the sentence that begins "The primary purpose . . ." and ends ". . . management, including the CEO" as the proponent's opinion;

- specifically identify the "experts" referenced in the sentence that begins "Corporate governance experts have questioned how . . ." and ends ". . . monitor and evaluate his or her own performance" and provide factual support in the form of a citation to a specific source;

- provide factual support in the form of a citation to a specific source for the paragraph that begins "Peter Crist, Vice Chairman of Korn/Ferry International said . . ." and ends ". . . that's very difficult to check,' he said";

- provide factual support in the form of a citation to a specific source for the sentence that begins "Two-thirds of directors favor splitting the . . ." and ends ". . . a McKinsey & Co. corporate governance survey"; and

- recast the sentence that begins "To ensure a check . . ." and ends ". . . for an independent board" as the proponent's opinion.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor